24000688

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66894

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Yellow Cardinal Corporate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 04 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9120 Union Centre Blvd, Suite 200
(No. and Street)

West Chester	OH	45311
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon Cornell	513-603-4046	shannon.cornell@yellowcardinaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc.
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

11/17/2009	3876
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Cornell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Yellow Cardinal Corporate Finance, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & Chief Compliance Officer

Notary Public

NOTARY PUBLIC STATE OF OHIO

JADA BOYD
Notary Public
State of Ohio
My Comm. Expires
May 10, 2028

SEC Mail Processing

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Yellow Cardinal Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2023 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2023

Yellow Cardinal Corporate Finance, LLC
(Name of Respondent)

9120 Union Centre Blvd.
Suite 200
West Chester, Ohio 45069
(Address of Principal Executive Office)

Ms. Shannon Cornell
Yellow Cardinal Corporate Finance, LLC
9120 Union Centre Blvd.
Suite 200
West Chester, Ohio 45069
(513) 603-4046
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Yellow Cardinal Corporate Finance, LLC

Table of Contents

Flynn& Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Yellow Cardinal Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yellow Cardinal Corporate Finance, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yellow Cardinal Corporate Finance, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Yellow Cardinal Corporate Finance, LLC's management. Our responsibility is to express an opinion on Yellow Cardinal Corporate Finance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yellow Cardinal Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Yellow Cardinal Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Yellow Cardinal Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Yellow Cardinal Corporate Finance, LLC's auditor since 2006.
February 26, 2024
Cincinnati, Ohio

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets		
Current Assets		
Cash and cash equivalents	$	210,301
Total Current Assets		210,301
Other Assets		
Prepaid expenses		11,000
Goodwill		129,903
Total Other Assets		140,903
Total Assets	$	351,204
Liabilities and Member's Equity		
Current Liabilities		
Other accrued expenses	$	82,867
Total Liabilities		82,867
Member's Equity		268,337
Total Liabilities and Member's Equity	$	351,204

The accompanying notes are an integral part of these statements.

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Advisory fees	$	307,500
Total revenues		307,500
Expenses		
Salaries and benefits		100,062
Data processing		4,659
Professional services		58,539
Professional liability insurance		8,889
Regulatory fees		11,564
Travel and entertainment		2,679
Other		3,213
Total expenses		189,605
Income before federal income tax		117,895
Income tax expense		30,497
Net income	$	87,398

The accompanying notes are an integral part of these statements.

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance at January 1, 2023	$	56,937
Adjustment due to acquisition		129,903
Members distribution		(5,901)
Net income (loss)		87,398
Balance at December 31, 2023	$	268,337

The accompanying notes are an integral part of these statements.

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2023

		2023
Operating activities		
Net income	$	87,398
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (increase) in prepaid expenses		(5,372)
Decrease (increase) in other assets		9,262
(Decrease) increase in income taxes payable		30,497
(Decrease) increase in other accrued expenses		38,909
Net cash provided by (used in) operating activities		160,694
Financing activities		
Members distribution		(5,901)
Net cash used in financing activities		(5.901)
Cash and cash equivalents		
Net (decrease) increase in Cash and cash equivalents		154,793
Cash and cash equivalents at beginning of the period		55,508
Cash and cash equivalents at end of year	$	210,301

YELLOW CARDINAL CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations
Yellow Cardinal Corporate Finance, LLC (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

First Financial Bancorp (First Financial) acquired Brady Ware Corporate Finance, LLC (Brady Ware), a broker-dealer and member of FINRA in May 2023. First Financial acquired Brady Ware as a wholly-owned subsidiary and subsequently changed its name to Yellow Cardinal Corporate Finance, LLC.

This transaction resulted in First Financial retaining both the broker-dealer status, as well as the membership in FINRA. As such, the Company retained the original formation date of February 7, 2005 as well as retaining the structure of an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates as a Non-Covered Firm under that rule.

Basis of Presentation
The accounting and reporting policies of the Company confirm with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when

payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2023, management has determined that no allowance for doubtful accounts is required.

Goodwill

Under accounting for business combinations, the net assets of entities acquired by First Financial are recorded at their estimated fair value at the date of acquisition. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. Goodwill is deemed to have an indefinite life and as such, is not amortized, but is subject to an annual impairment test. First Financial is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. First Financial performs its annual impairment test effective October 1, absent events or changes in circumstances that indicate the carrying value of goodwill may not be recoverable.

First Financial's goodwill is accounted for as a single reporting unit representing the consolidated entity. Therefore, goodwill was not separately evaluated for impairment for Yellow Cardinal Corporate Finance.

Revenue Recognition

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 or 6 2/3% of aggregate indebtedness pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $127,434 at December 31, 2023. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0.6503 to 1 at December 31, 2023.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. Prior to the acquisition by First Financial, the Company was treated as a partnership for federal and state income tax purposes, as stated by the operating agreement, construed under Ohio laws. In lieu of paying

income taxes at the company level, the members were taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes was included in the accompanying financial statements for the period of the year when the Company was treated as a partnership.

After the acquisition by First Financial, the activity from Yellow Cardinal Corporate Finance is included in the parent proforma tax return and reported in the consolidated corporate tax return of First Financial. The Company follows the provisions of Accounting for Uncertainty in Income Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 26, 2024, which was the date the financial statements were available to be issued for the year ended December 31, 2023. No reportable subsequent events or transactions occurred.

NOTE B - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C - RELATED PARTIES

The Company has an expense sharing agreement with First Financial Bancorp., the sole member of the Company, and First Financial Bank, an Ohio chartered bank and wholly-owned subsidiary of First Financial Bancorp. for the allocation of certain expenses such as personnel, occupancy, administrative, operational support services, insurance, and professional fees. During 2023, the Company incurred expenses relating to these agreements totaling $54,792.

NOTE D - GOODWILL

Assets and liabilities acquired in a business combination are recorded at their estimated fair values as of the acquisition date. The excess of the purchase price of the acquisition over the fair value of net assets acquired is recorded as goodwill.

Changes in the carrying amount of goodwill for the year ended December 31, 2023 was:

(Dollars in thousands)		2023
Balance at beginning of year	$	0
Goodwill resulting from business combinations		129,903
Balance at end of year	$	129,903

First Financial acquired Brady Ware, a broker-dealer and member of FINRA in May 2023. First Financial acquired Brady Ware as a wholly-owned subsidiary and subsequently changed its name to Yellow Cardinal Corporate Finance, LLC. First Financial recorded $129,903 of goodwill in connection with the acquisition of Brady Ware. The fair value measurements of Yellow Cardinal assets and liabilities are subject to refinement for up to one year after the closing date of the acquisition as additional information relative to closing date fair values become available, and the measurement period ends in May 2024 for Yellow Cardinal.

Goodwill is evaluated for impairment on an annual basis as of October 1 of each year, or whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying value. First Financial performed its most recent annual qualitative impairment test as of October 1, 2023 and no impairment was indicated. As of December 31, 2023, no events or changes in circumstances indicated that the fair value of the reporting unit was below its carrying value.

NOTE E - INCOME TAXES

Income tax expense consisted of the following components:

(Dollars in thousands)		2023
Current expense		
Federal	$	26,937
State		3,560
Income tax expense	$	30,497

The difference between the federal income tax rates applied to income before income taxes and the effective rates were due to the following:

(Dollars in thousands)		2023
Income taxes computed at federal statutory rate (21%) on income before income taxes	$	27,685
State income taxes, net of federal tax benefit		2,812
Income tax expense	$	30,497

YELLOW CARDINAL CORPORATE FINANCE, LLC SCHEDULE I- COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2023

Net Capital:		
Member's equity	$	268,337
Nonallowable assets		140,903
Net Capital		127,434
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,524
Excess Net Capital	$	121,910
Aggregate Indebtedness	$	82,867
Ratio of Aggregate Indebtedness to Net Capital		0.6503 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Yellow Cardinal Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2023. Therefore, no reconciliation of the two computations is deemed necessary.

YELLOW CARDINAL CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as a Non-covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3- 3).

Flynn&Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Member
Yellow Cardinal Corporate Finance, LLC
West Chester, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Yellow Cardinal Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement of securities, investment advisory services and financial advisory services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule*.

Flynn & Company, Inc.

February 26, 2024
Cincinnati, Ohio

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

YELLOW CARDINAL COPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2023

Yellow Cardinal Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Broker-Dealer receives transaction-based compensation from merger and acquisition clients and referrals of the same and does not receive or hold any customer funds or securities.

   Broker Dealer is a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

   Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 and will file this exemption report in place of a compliance report.

2. The Company has met the requirements stated above for the entire fiscal year ending December 31, 2023 without exception.

Shannon Cornell
President & CCO